Nuveen Select Tax-Free Income Portfolio N-2ASR

Exhibit 99 (a)(3)

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO

CERTIFICATE OF AMENDMENT

to

DECLARATION OF TRUST

The undersigned Jessica R. Droeger, the Secretary of Nuveen Select Tax-Free Income Portfolio (the “Trust”), a Massachusetts business trust, does hereby certify that I have access to the Trust’s records and am familiar with the matters therein contained, and further certify that:

1.  In accordance with Article XIII, Section 4 of the Declaration of Trust of the Trust, the Trustees, by written instrument attached hereto did amend Article XIII, Section 1 of the Declaration of Trust (the “Amendment”) as of November 28, 2001, subject to of the consent of the Shareholders of the Trust; and

2.  The Shareholders of the Trust, by vote taken on July 31, 2002, did consent to such Amendment.

IN WITNESS WHEREOF, I have hereunto set my hand this 20th day of August, 2004.

/s/ Jessica R. Droeger
Jessica R. Droeger
Secretary